PORTAL RESOURCES LTD.
2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of Portal Resources Ltd. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held on Friday, December 17, 2010 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time at which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Voting by Beneficial Shareholders

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their Common Shares in their own name.

Persons who hold Common Shares through their brokers, intermediaries, trustees or others (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such Common Shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such securities will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Common Shares held by brokers, agents or nominees can only be voted by those brokers, agents or nominees in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided with this Information Circular and ensure they communicate how they would like their securities voted in accordance with those instructions.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and forms of proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare Investor Services Inc.; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the intermediary, and which, when properly completed and signed by the OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow.

The Meeting Materials are being sent to both registered shareholders of the Company and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a Proxy form. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.

VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Shareholder’s behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder, or the Beneficial Shareholder’s nominee, the right to attend and vote at the Meeting.

Beneficial Shareholders should return their voting instructions as specified in the VIF sent to them. Beneficial Shareholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting or any reconvened (if previously adjourned) meeting at which the proxy is to be used, or

(b)

provided to the chair of the meeting, at the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare Investor Services Inc. at telephone number 1-800-564-6253. OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors has fixed November 12, 2010 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of November 12, 2010, 30,351,539 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at November 12, 2010, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
PINETREE CAPITAL LTD.	3,525,500	11.6%

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of one person who is, or who represents by proxy, a shareholder or shareholders holding (in the aggregate) at least 5% of the Company’s issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of De Visser Gray LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company.

ELECTION OF DIRECTORS

The number of directors of the Company was last fixed at five. At the Meeting, the shareholders will be asked to fix the number of directors at six and to elect six directors. The persons named below are the six nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until the director’s successor is elected or appointed unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder’s Proxy that such shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by the nominee; the nominee’s present principal occupation or employment; (and, in the case of Messrs. MacRae, Nordin and Reid, who are nominated for election at a shareholders’ meeting of the Company for the first time, their principal occupation and employment during the last five years); the period during which the nominee has served as a director; and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of November 12, 2010.

Name, place of residence and positions with the Company	Present principal occupation, business or employment	period served as a director	Common Shares beneficially owned or controlled/ directed

MARK T. BROWN (1) British Columbia, Canada Chief Financial Officer, Secretary and Director	President, Pacific Opportunity Capital Ltd. (accounting and management consulting company).	Since August 14, 2000	77,500(3)

DAVID N. HOTTMAN (2) British Columbia, Canada Chairman, President, Chief Executive Officer and Director	Chairman, CEO and President of the Company from August 2000 to present.	Since August 14, 2000	853,900

JOHN M. MACRAE British Columbia, Canada Director	Self-employed geological consultant; President of XWUP XWUP Energy Inc. (a consulting company) from 2006 to present.	Since September 9, 2010	Nil

GARY D. NORDIN (2) British Columbia, Canada Director	President of Discovery Resource Corp. (a consulting company) from October 2008 to present; Vice President, Exploration of the Company from March 2004 to November 2008.	Since May 26, 2010	459,000(4)

BARRY J. REID Alberta, Canada Chief Operating Officer and Director	President of Bay Trail Resources Ltd. (a consulting company) from 2008 to present; Vice-President, Operations of Driftwood Resources Ltd. (a natural resources development company) from 2007 to 2009; Vice-President, Operations of Drake Energy Ltd. (a natural resource development company) from 2008 to 2009; President of RML Energy Inc. (a private company) from 2005 to 2008).	Since September 9, 2010	25,000

FRANK WHEATLEY (1)(2) British Columbia, Canada Director	Director and Executive Director Corporate Affairs and Strategy of Talison Lithium Limited (a mining company) from January 2010 to present; Vice-President, General Counsel and Secretary of Gabriel Resources Ltd. (natural resource development company) from October 2000 to December 2009	Since May 4, 2004	47,500

(1)

Member of the Corporate Governance Committee.

(2)

Member of the Audit Committee.

(3)

All of these Common Shares are held by two companies controlled by Mr. Brown.

(4)

Of these Common Shares, 100,000 Common Shares are held by a company controlled by Mr. Nordin.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) and the disclosure prescribed for “Venture Issuers” such as the Company.

Board of Directors

The Board recognizes that it is responsible for the stewardship of the Company, overseeing the conduct of the Company’s business and supervising management of the Company who remain responsible for the conduct of the business. The Board exercises its independent supervision by holding regular board meetings and soliciting input from management and the Company’s auditor as required.

The Board of Directors currently consists of six directors, three of whom are considered to be independent. John MacRae, Gary Nordin and Frank Wheatley are considered independent. The remaining directors are not considered independent as they presently act as executive officers of the Company — Mark T. Brown is the Chief Financial Officer and Secretary of the Company, David N. Hottman is Chairman, President and Chief Executive Officer of the Company and Barry Reid is the Chief Operating Officer of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company separately to the independent directors of the Board annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee which will be composed of a majority of independent directors meet with the Company's auditors without management being in attendance.

The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. Independent supervision of management is further accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. In addition, the Board may appoint from time to time an independent, lead director to direct Board operations.

Directorships

The current and proposed directors of the Company are presently directors of other reporting issuers in Canada or elsewhere as set out below:

Director	Other Reporting Issuers
Mark T. Brown	Animas Resources Ltd. Avrupa Minerals Ltd. Fox Resources Ltd. Rare Element Resources Ltd. Strategem Capital Corporation Sutter Gold Mining Inc.
Gary Nordin	Canasil Resources Inc.
Frank Wheatley	Lithic Resources Ltd. Talison Lithium Limited

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company; and

3.

access to management.

Board members are encouraged to communicate with management, the auditor and technical consultants to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance and ethical business conduct as an integral component to the success of the Company and to meet responsibilities to shareholders. Due to the size of the Company and its present level of activity, the Company has not adopted a Code of Conduct or taken formal steps to encourage or promote a culture of ethical business conduct.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Board determines new nominees to the Board through recommendations of the Corporate Governance Committee. The nominees may also be the result of recruitment efforts by other Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Corporate Governance Committee monitors the performance of individual Board members or committee members or their contributions.

Compensation

The current independent Directors are John MacRae, Gary Nordin and Frank Wheatley. These Directors have the responsibility for determining compensation for the directors and senior management based on recommendations received from the Corporate Governance Committee.

To determine compensation payable, the independent directors review compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent directors annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

In addition to the Audit Committee, the Company has a Corporate Governance Committee which is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.

The Corporate Governance Committee is also tasked with the following responsibilities:

(i)

developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

(ii)

in conjunction with the Chairman, assigning Board members to the various committees of the Board;

(iii)

reviewing annually or more often if appropriate: (a) committee members’ qualifications and requirements; (b) committee structure (including authority to delegate); and (c) committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate, based on its review;

(iv)

recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board;

(v)

developing and recommending to the Board corporate governance principles applicable to the Company;

(vi)

monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

(vii)

in conjunction with the Chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(viii)

reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s terms of reference and recommending any proposed changes to the Board for approval. The Corporate Governance Committee must also annually review its own performance;

(ix)

monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its senior executives; and

(x)

reviewing the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being a director.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and National Instrument 52-110 (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company’s audit committee is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix A to this Information Circular.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company’s Audit Committee:

Name	Independent	Financial Literacy
Frank Wheatley (Chair)	Yes	Yes
David N. Hottman	No	Yes
Gary Nordin	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Frank Wheatley — Mr. Wheatley previously served as the Vice President and General Counsel of Gabriel Resources Ltd. and has 20 years industry experience as a director and senior officer of, and legal counsel to, a number of public mining companies. Prior to his involvement with Gabriel Resources Ltd., Mr. Wheatley was the Vice President Legal Affairs of Eldorado Gold Corporation where he played a significant role in the rapid international growth of that company. In the course of that experience, he has reviewed financial statements, attained familiarity with various accounting principles and considered the requirements for an understanding of the needs for internal controls and procedures. He is currently a Director and Executive Director Corporate Affairs and Strategy of Talison Lithium Limited.

David N. Hottman – Mr. Hottman is a founder of the Company and currently serves as the President and CEO. Mr. Hottman was a founder of Nevada Pacific Gold Ltd. serving as Chairman and CEO from 1997 until its acquisition by US Gold Corporation in 2007. Prior to that, Mr. Hottman was a founding team member of Eldorado Gold Corporation (1992 to 1997). During his career, Mr. Hottman has been involved in raising over $300 million for these companies. In the course of that experience, he has reviewed financial statements, attained familiarity with various accounting principles and considered the requirements for an understanding of the needs for internal controls and procedures.

Gary Nordin – Mr. Nordin was a co-founding Director and Vice President of Bema Gold Corporation where he served as a leading exploration geologist. As a founding Director, Executive Vice President and Chief Consulting Geologist of Eldorado Corporation Ltd. from 1990 to 2000, Mr. Nordin participated in the discovery and development of several important gold deposits. Mr. Nordin has served on the Board of Directors of several publicly listed exploration and mining companies, and served as a Director of Nevada Pacific Gold Ltd. before its takeover by US Gold Corporation. He is currently a Director of Canasil Resources.

Audit Committee Oversight

At no time since July 1, 2009 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

At no time since July 1, 2009 has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 by a securities regulatory authority or regulator.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
June 30, 2010	$15,000	Nil	$1,500	Nil
June 30, 2009	$21,000	Nil	$1,500	$2,360

(1)

Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”.

(2)

Pertains to professional services for tax compliance, tax advice, and tax planning. The nature of the services comprising the fees disclosed under this category include the preparation of tax returns.

(3)

Pertains to products and services other than services reported under the other categories. The nature of the services comprising the fees disclosed under this category for the financial year ended June 30, 2009 include the auditor’s review of the 2009 annual financial statements further to inquiries by the United States Securities and Exchange Commission

.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts “venture issuers” from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)

an individual who acted as the Company’s chief executive officer (“CEO”) for any part of the Company’s most recently completed financial year;

(b)

an individual who acted as the Company’s chief financial officer (“CFO”) for any part of the Company’s most recently completed financial year;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company’s financial year ended June 30, 2010, the Company had two Named Executive Officers, namely David N. Hottman, the Company’s Chairman, President and Chief Executive Officer, and Mark T. Brown, the Company’s Chief Financial Officer and Secretary.

Compensation Discussion and Analysis

The current independent Directors of the Company are John MacRae, Gary Nordin and Frank Wheatley. These Directors have the responsibility for determining compensation for the directors and senior management based on recommendations received from the Corporate Governance Committee. The Corporate Governance Committee and the independent Directors meet to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company's compensation strategy are to:

(a)

compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b)

align management's interests with the long-term interest of shareholders;

(c)

provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and

(d)

to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior natural resource company without a history of earnings.

The independent Directors ensure that total compensation paid to all Named Executive Officers, as hereinafter defined, is fair and reasonable. The independent Directors rely on the experience of its members as officers and directors with other junior mining companies in assessing compensation levels.

Analysis of Elements of Compensation

Base salary will be used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each Named Executive Officer's efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company's stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company's stock option plan.

Named Executive Officers’ Compensation

The components of Chief Executive Officer compensation are the same as those which apply to the other senior executive officers of the Company (other than the CFO), namely base salary, performance bonus (which is subject to targets being achieved) and long-term equity incentives. The independent Directors present their recommendations to the Board with respect to the Chief Executive Officer’s compensation. In setting the recommended salary of the Chief Executive Officer, the independent Directors take into consideration the recommendations of independent consultants and the salaries paid to other chief executive officers in the mining industry and in the oil and gas industry. In setting the salary, performance bonus and long-term incentives for the Chief Executive Officer, the independent Directors evaluate the performance of the Chief Executive Officer in light of his impact on the achievement of the Company’s goals and objectives.

Compensation for Mark T. Brown as Chief Financial Officer was determined in January 1, 2008 and remains unchanged. Mr. Brown is indirectly compensated through a consulting agreement between the Company and Pacific Opportunity Capital Ltd., a firm controlled by Mr. Brown, pursuant to which the Company pays consulting fees for the services of Mr. Brown as CFO and for financial and administrative services, which include the review and analysis of the preparation of financial statements and the management discussion and analysis, review and analysis of contractual documents, supervision of the accounting staff, preparation of financial information for auditors and tax-related filings. All of the consulting fees paid to Pacific Opportunity Capital Ltd. can be attributed to Mr. Brown’s services as CFO. Mr. Brown is the President and a director of Pacific Opportunity Capital Ltd. See “Executive Compensation – Summary Compensation Table” for the amounts paid by the Company to Mr. Brown’s firm which are attributable to Mr. Brown’s services as CFO.

Option-based Awards

The Company's stock option plan (the “Stock Option Plan”) is used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. The independent Directors have the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

In determining the number of options to be granted to the executive officers, the independent Directors take into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the “TSX-V”), and closely align the interests of the executive officers with the interests of shareholders.

In monitoring or adjusting the option allotments, the independent Directors take into account their own observations on individual performance (where possible) and their assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Named Executive Officers and the Board. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility. In addition to determining the number of options to be granted pursuant to the methodology outlined above, the independent Directors also make the following determinations:

(a)

parties who are entitled to participate in the Stock Option Plan;

(b)

the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than a prescribed discount permitted by the TSX-V from the market price on the date of grant;

(c)

the date on which each option is granted;

(d)

the vesting period, if any, for each stock option;

(e)

the other material terms and conditions of each stock option grant; and

(d)

any re-pricing or amendment to a stock option grant.

The independent Directors make these determinations subject to and in accordance with the provisions of the Company's Stock Option Plan. The Board of Directors reviews and approves grants of options on an annual basis and periodically during a financial year.

During the year ended June 30, 2010, the Board of Directors of the Company did not grant any stock options to NEOs.

The Company’s Stock Option Plan presently includes the following provisions:

•

The maximum number of Common Shares reserved and authorized for issuance pursuant to options granted under the Plan is 4,447,730 Common Shares;

•

The aggregate number of optioned Common Shares granted to any one optionee must not exceed 5% of the issued and outstanding Common Shares on a non-diluted basis;

•

The number of optioned Common Shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding Common Shares;

•

The aggregate number of optioned Common Shares granted to optionees who undertake investor relations activities must not exceed 2% of the issued and outstanding Common Shares of the Company in any 12-month period;

•

The number of Common Shares reserved for issuance pursuant to options granted to insiders under the Stock Option Plan must not exceed 15% of the issued and outstanding Common Shares on a non-diluted basis;

•

The number of options granted to an insider within a 12-month period to acquire Common Shares reserved for issuance under the Stock Option Plan must not exceed 5% of the issued and outstanding Common Shares;

•

The exercise price for options granted under the Stock Option Plan will not be less than the market price of the Common Shares less applicable discounts permitted by the TSX-V;

•

Options may be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company;

•

Options granted under the Stock Option Plan are non-assignable;

•

Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 30 days after the optionee ceases to be in at least one of such categories; and (b) the expiry of the option period, subject to circumstances where a director ceases to be a director (or becomes disqualified from acting as a director) pursuant to the Business Corporations Act (British Columbia) or pursuant to an order issued by a securities regulatory authority; and

•

All options will be subject to such vesting provisions as may be prescribed by the TSX-V, if applicable, or as may be imposed by the Board. For so long as the Company is classified as a Tier 2 company or equivalent designation on the TSX-V, all options must contain the following vesting periods (although the Board may impose different vesting periods): an initial 25% of options shall vest 3 months following the date of grant; and a further 25% of options shall vest each 6, 9 and 12 months following the date of grant.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates during the Company’s financial years ended June 30, 2010 and 2009 by the Named Executive Officers.

					Non-equity incentive plan compensation ($)
			Share-			Long-
			based	Option-	Annual	term		All other	Total
			awards	based	incen-	incen-	Pension	compen	compen
Name and principal		Salary	(1)	awards	tive	tive	value	-sation	-sation
position	Year	($)	($)	($)	plans	plans	($)	($)	($)
DAVID N. HOTTMAN(2)	2010	120,000	Nil	Nil	Nil	Nil	Nil	4,745	124,745
CEO	2009	113,583	Nil	45,432	Nil	Nil	Nil	4,130	163,145
MARK T. BROWN(2)	2010	11,195(3)	Nil	Nil	Nil	Nil	Nil	Nil	11,195
CFO	2009	9,707(3)	Nil	18,432	Nil	Nil	Nil	Nil	28,139

(1)

Amounts are based on the grant date fair value of the award for the covered financial year using the Black-Scholes pricing model, which is the valuation methodology used by the Company in accordance with Section 3870 of the CICA Handbook. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company since its inception. The following weighted-average assumptions were used: risk-free interest rate: 2.61 – 2.66%(2010), 1.50 – 2.90%(2009); expected share price volatility: 126 – 129%(2010), 121 – 227%(2009); expected years of option life: 5 years (2010), 5 years (2009); expected dividend yield: Nil (2010), Nil (2009).

(2)

David Hottman and Mark Brown also serve as directors of the Company and did not receive compensation for services as a director.

(3)

This amount represents all of the consulting fees paid to a company controlled by Mr. Brown for his services as CFO. See “Named Executive Officers’ Compensation”.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on option-based awards and share-based awards outstanding at the end of the financial year ended June 30, 2010 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
David N. Hottman	50,000(2)	0.86	April 14, 2010	Nil	N/A	N/A
	25,000(3)	0.70	January 20, 2011
	200,000(3)	0.52	December 5, 2011
	300,000(3)	0.20	October 7, 2013
	228,600(3)	0.12	June 8, 2014
Mark T. Brown	25, 000(2)	0.86	April 14, 2010	Nil	N/A	N/A
	141,400(3)	0.52	December 5, 2011
	150,000(3)	0.20	October 7, 2013
	78,600(3)	0.12	June 8, 2014

(1)

As at June 30, 2010, none of the unexercised options were in-the-money.

(2)

These stock options expired on April 14, 2010 unexercised.

(3)

As at June 30, 2010, all of these stock options had fully vested.

Incentive plan awards – value vested or earned during the year

The following table sets out the value of option-based awards and share-based awards which vested during the financial year ended June 30, 2010 and the value of non-equity incentive plan compensation earned during the financial year ended June 30, 2010 with respect to the Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David N. Hottman	8,286	N/A	Nil
Mark T. Brown	2,849	N/A	Nil

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

Neither the Company, nor its subsidiaries, have a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

Director Compensation

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors of the Company (other than directors who were not then Named Executive Officers) during the financial year ended June 30, 2010. For directors who were Named Executive Officers, see “Executive Compensation – Summary Compensation Table”.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Gary Nordin (2)	2,000	Nil	Nil	Nil	N/A	Nil	2,000
Frank Wheatley	9,167	Nil	Nil	Nil	N/A	Nil	9,167
Joe Tai(3)	8,000	Nil	6,380	Nil	N/A	Nil	15,500
Winnie Wong(4)	4,667	Nil	6,380	Nil	N/A	Nil	12,167

(1)

The following weighted average assumptions were used: risk-free interest rate: 2.61 – 2.66%; expected share price volatility: 126 – 129%; expected years of option life: 5 years; expected dividend yield: Nil.

(2)

Gary Nordin resigned as a director on August 31, 2009 but was re-appointed as a director on May 26, 2010.

(3)

Joe Tai ceased to be a director of the Company on September 9, 2010.

(4)

Winnie Wong ceased to be a director of the Company on September 9, 2010.

Other than as disclosed herein, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has an arrangement whereby each independent Director is paid a director’s fee at the rate of $2,000 per quarter (prorated in accordance with the Director’s commencement/resignation date). In addition, an independent Director who also serves as a committee chairman is paid an additional $2,000 per annum while acting as committee chairman.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards and share-based awards outstanding at the end of the financial year ended June 30, 2010 with respect to directors of the Company who were not then Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Gary Nordin	50,000(2)	0.86	April 14, 2010	Nil	N/A	N/A
	25,000(3)	0.70	January 20, 2011
	175,000(3)	0.20	October 7, 2013
	200, 000(3)	0.12	June 8, 2014
Frank Wheatley	25,000(2)	0.86	April 14, 2010	Nil	N/A	N/A
	50,000(3)	0.70	January 20, 2011
	100,000(3)	0.52	December 5, 2011
	150,000(3)	0.20	October 7, 2013
	50, 000(3)	0.12	June 8, 2014
Joe Tai(5)	200,000(3)	0.12	June 8, 2014	Nil	N/A	N/A
	50,000(4)	0.20	January 17, 2015
Winnie Wong(6)	50,000(4)	0.20	January 17, 2015	Nil	N/A	N/A

(1)

As at June 30, 2010, none of the unexercised options were in-the-money.

(2)

These stock options expired on April 14, 2010 unexercised.

(3)

As at June 30, 2010, all of these stock options had fully vested.

(4)

As at June 30, 2010, 25% of these stock options had vested and an additional 25% was scheduled to vest on each of July 18, 2010, October 18, 2010 and January 18, 2011.

(5)

Joe Tai ceased to be a director of the Company on September 9, 2010.

(6)

Winnie Wong ceased to be a director of the Company on September 9, 2010.

Incentive plan awards – value vested or earned during the year

The following table sets out the value of option-based awards and share-based awards which vested during the financial year ended June 30, 2010 and the value of non-equity incentive plan compensation earned during the financial year ended June 30, 2010 with respect to the directors of the Company who were not then Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Nordin	7,250	N/A	Nil
Frank Wheatley	1,812	N/A	Nil
Joe Tai(1)	7,375	N/A	Nil
Winnie Wong2)	125	N/A	Nil

(1)

Joe Tai ceased to be a director of the Company on September 9, 2010.

(2)

Winnie Wong ceased to be a director of the Company on September 9, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at June 30, 2010.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	3,533,600	$0.25	720,230
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,553,600	$0.25	720,230

(1)

The Stock Option Plan is a the only equity compensation plan in this category. The Company may issue a maximum of 4,447,730 Common Shares in respect of options granted under the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed below and in this Information Circular or as disclosed in a previous information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since July 1, 2009 or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of Special Rights and Restrictions For Unissued Preferred Shares

In addition to the Common Shares, the Company is also authorized to issue a maximum of 100,000,000 preferred shares without par value (the “Preferred Shares”), none of which are issued and outstanding. When the shareholders adopted the Company’s current Articles on December 10, 2004, the adopted Articles did not contain any special rights and restrictions to be attached to the Preferred Shares. In order to correct this omission, the shareholders will be asked at the Meeting to create and adopt the special rights and restrictions for the Preferred Shares, as described herein.

The proposed special rights and restrictions for the Preferred Shares provide that the Preferred Shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the Preferred Shares as a class, and without further shareholder approval.

It is proposed that the special rights and restrictions for the Preferred Shares will be set out in a new Article 27 in the Articles of the Company. The text of the new Article 27 is set out as a Schedule to the following ordinary resolution which the shareholders will be asked at the Meeting to consider and pass:

“BE IT RESOLVED, as an ordinary resolution, that:

1.

there be created and attached to the Preferred shares of the Company the special rights and restrictions set out in Article 27 of the Articles of the Company as adopted by paragraph 2 of this ordinary resolution;

2.

the Articles of the Company be altered by the addition of Article 27 set out in the Schedule hereto, such alteration not to take effect until the Notice of Articles of the Company is altered to reflect such alteration to the Articles of the Company;

3.

the Notice of Articles of the Company be altered to reflect the alteration authorized by paragraph 1 of this ordinary resolution;

4.

any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including a Notice of Alteration, and to do such further acts, as may be necessary to give full effect to the foregoing; and

5.

the Board of Directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.

SCHEDULE

27.

SPECIAL RIGHTS AND RESTRICTIONS OF PREFERRED SHARES AS A CLASS

The Preferred shares as a class shall have attached to them the following special rights, conditions, restrictions and limitations:

(1)

The Directors of the Company may issue the Preferred shares at any time and from time to time in one or more series.

(2)

Subject to the Business Corporations Act (British Columbia), the directors may from time to time, by resolution, if none of the Preferred shares of any particular series are issued, alter these Articles and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(a)

determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)

create an identifying name for the shares of that series, or alter any such identifying name;

(c)

attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of paragraphs (3) and (4) of this Article 27.

(3)

The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

(4)

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.”

Under the Business Corporations Act (British Columbia) and the Articles of the Company, a simple majority of the votes cast at the Meeting (in person or by proxy) is required to pass the foregoing resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended June 30, 2010 which are available on SEDAR and may also be obtained by sending a written request to the President of the Company at the Company’s head office located at Suite 750, 625 Howe Street, Vancouver, British Columbia V6C 2T6.

DATED the 12th day of November, 2010.

BY ORDER OF THE BOARD

“David N. Hottman”

DAVID N. HOTTMAN

President, Chairman and Chief Executive Officer

APPENDIX A

PORTAL RESOURCES LTD.
(the Company”)

Audit Committee Charter

I.

Mandate

The primary function of the audit committee (the "Committee") is to: (a) assist the Board of Directors (the “Board”) in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and (c) be responsible for external and internal audit processes.

II.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be independent, financially literate and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Board way remove or replace a member of the Committee at any time and from time to time. The Company adopts: (a) the meaning of independence described in Multilateral Instrument 52-110 Audit Committees (the “Instrument”) for the purpose of determining whether a member of the Committee is independent; and (b) the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

The Board will appoint the Chairman of the Committee. The Secretary of the Company will act as the secretary at meetings of the Committee or, in his absence, the Chairman of the committee may appoint any member or any other person to act as secretary. The secretary will keep minutes of the proceedings at any meeting of the Committee setting out in reasonable detail the business conducted at such meeting. Minutes of the meetings of the Committee will be distributed by the Secretary to the members of the Committee and to the Board.

III.

Membership and Procedures

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours notice of each meeting will be given orally, by electronic transmission or by facsimile to all members of the Committee and to the external auditors of the Company and such notice will set out in reasonable detail the business proposed to be conducted at the meeting. Notice of a meeting may be waived if all members of the Committee are present at a meeting and waive notice or if a member who is not present waives notice before or after such meeting. A resolution signed by all members of the Committee shall have the same force and effect as a resolution passed at a meeting of the Committee duly called and regularly constituted for the transaction of business.

A majority of members of the Committee will constitute a quorum and decisions of the Committee will be by an affirmative vote of the majority with the Chairman having a deciding vote in the event of a tie.

At the request of the external auditors of the Company, the Chief Executive Officers or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Committee has the authority to: (a) engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; (b) set and pay the compensation for any advisors engaged by the Committee; and (c) communicate directly with internal and external auditors.

IV.

Responsibilities and Duties

The responsibilities of the Committee are as follows:

Financial Reporting and Disclosure

1.

Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

2.

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis and financial reports.

3.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar disclosure documents.

4.

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles (“GAAP”) all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

External Audit

1.

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and the compensation of the external auditors.

2.

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

3.

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the

Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

4.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

5.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

6.

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

7.

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Internal Controls and Audit

1.

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

2.

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

3.

Periodically assess the adequacy of such systems and procedures to ensure compliance with all regulatory requirements and recommendations.

4.

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

5.

Review annually insurance programs relating to the Company and its investments.

Non-Audit Services

1.

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

2.

Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Associated Responsibilities

Establish, monitor and periodically review procedures for:

1.

The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

2.

The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.